# Bratton Construction, LLC
# Profit & Loss
### January through December 2021

|  | Jan - Dec 21 |
|---|---:|
| **Ordinary Income/Expense** | |
| **Income** | |
| 42600 · Construction Income | 593,940.30 |
| 42650 · Notary Service | 187.99 |
| 42700 · COVID 19 Relief Funds | 33,800.00 |
| 46250 · Consulting Income | 600.00 |
| **Total Income** | 628,528.29 |
| **Cost of Goods Sold** | |
| 50200 · Bond Expense | 100.00 |
| 50400 · Construction Materials Costs | 18,081.75 |
| 50800 · Equipment Rental for Jobs | 1,673.62 |
| 51900 · Other Construction Costs | 6,708.49 |
| 53600 · Subcontractors Expense | 152,950.89 |
| 53800 · Tools and Small Equipment | 43,145.70 |
| **Total COGS** | 222,660.45 |
| **Gross Profit** | 405,867.84 |
| **Expense** | |
| 10000 · Employer Payroll Taxes | |
| 10100 · OR Unemployment Tax | 1,660.58 |
| 10200 · WA Unemployement Taxes | 172.34 |
| 10300 · Federal Unemployment Tax | 874.46 |
| 10000 · Employer Payroll Taxes - Other | 114.00 |
| **Total 10000 · Employer Payroll Taxes** | 2,821.38 |
| 16500 · Gifts | 523.43 |
| 21000 · Labor & Industries | 20.00 |
| 23000 · Estimator | 1,537.25 |
| 26000 · Employee Reimbursement | 3,399.22 |
| 60000 · Advertising & Promotion | |
| 60003 · Website Expenses | 514.00 |
| 60009 · Printed & Promo Products | 434.00 |
| 60000 · Advertising & Promotion - Other | 203.89 |
| **Total 60000 · Advertising & Promotion** | 1,151.89 |
| 60100 · Auto and Truck Expenses | |
| 60200 · Auto Insurance | 4,224.11 |
| 60100 · Auto and Truck Expenses - Other | 7,985.97 |
| **Total 60100 · Auto and Truck Expenses** | 12,210.08 |
| 60150 · Outside services | 5,388.04 |
| 60400 · Bank Service Charges | 41.81 |
| 61000 · Business Licenses and Permits | 3,210.51 |
| 61500 · Background Checks | 512.00 |
| 62000 · Continuing Education / Training | 507.37 |
| 62400 · Depreciation Expense | 1,475.96 |
| 63300 · Insurance Expense | |
| 63310 · General Liability Insurance | 4,651.65 |
| 63360 · Worker's Compensation | 2,291.40 |
| 63300 · Insurance Expense - Other | 2,177.49 |
| **Total 63300 · Insurance Expense** | 9,120.54 |
| 63400 · Interest Expense | 730.81 |
| 64300 · Meals and Entertainment | 2,126.99 |
| 64900 · Office Supplies | 1,561.56 |

# Bratton Construction, LLC
## Profit & Loss
### January through December 2021

|  | Jan - Dec 21 |
|---|---|
| **65000 · Office Expenses** | |
| **61700 · Computer Supplies & Software** | 1,601.62 |
| **62500 · Dues & Subscriptions** | 12.71 |
| **66500 · Postage & Delivery** | 447.65 |
| **66550 · Printing** | 5.74 |
| **68000 · Storage Unit** | 1,938.91 |
| **Total 65000 · Office Expenses** | 4,006.63 |
| **66000 · Payroll Expenses** | |
| **66100 · Day Labor / Temporary Employees** | 4,869.00 |
| **66000 · Payroll Expenses - Other** | 64,238.22 |
| **Total 66000 · Payroll Expenses** | 69,107.22 |
| **66700 · Professional Fees** | |
| **66600 · Accounting & Bookkeeping Fees** | 3,368.04 |
| **66705 · Attorney & Other Legal** | 300.00 |
| **Total 66700 · Professional Fees** | 3,668.04 |
| **67100 · Rent Expense** | 3,900.00 |
| **67200 · Repairs and Maintenance** | 179.00 |
| **68100 · Telephone Expense** | 4,488.04 |
| **68400 · Travel** | |
| **64806 · Transportaion During Travel** | 2,384.08 |
| **68401 · Airfare** | 28.09 |
| **68403 · Meals While Traveling** | 49.19 |
| **68405 · Lodging / Hotels** | 429.51 |
| **68406 · Parking** | 2.00 |
| **68400 · Travel - Other** | 688.92 |
| **Total 68400 · Travel** | 3,581.79 |
| **68600 · Utilities** | 40.00 |
| **68604 · Internet Access** | 497.49 |
| **80528 · Personal Healthcare and Medical** | 441.97 |
| **Total Expense** | 136,249.02 |
| **Net Ordinary Income** | 269,618.82 |
| **Net Income** | **269,618.82** |

# Bratton Construction, LLC
## Balance Sheet
### As of December 31, 2021

|  | Dec 31, 21 |
|---|---:|
| **ASSETS** | |
| **Current Assets** | |
| **Checking/Savings** | |
| **Beneficial State Bank Checking** | 1,552.07 |
| **Beneficial State Bank Savings** | 170.28 |
| **1 · OnPoint** | 27,166.51 |
| **Total Checking/Savings** | 28,888.86 |
| **Accounts Receivable** | |
| **11000 · Accounts Receivable** | 226,474.58 |
| **Total Accounts Receivable** | 226,474.58 |
| **Total Current Assets** | 255,363.44 |
| **Fixed Assets** | |
| **15010 · Transportation equipment** | 22,139.37 |
| **15020 · Computer equipment** | 2,784.78 |
| **17000 · Accumulated Depreciation** | -1,475.96 |
| **Total Fixed Assets** | 23,448.19 |
| **TOTAL ASSETS** | **278,811.63** |
| **LIABILITIES & EQUITY** | |
| **Liabilities** | |
| **Current Liabilities** | |
| **Accounts Payable** | |
| **20000 · Accounts Payable** | 22,882.32 |
| **Total Accounts Payable** | 22,882.32 |
| **Credit Cards** | |
| **01 · Onpoint Credit Union** | 364.29 |
| **Total Credit Cards** | 364.29 |
| **Other Current Liabilities** | |
| **24000 · Payroll Liabilities** | 4,403.78 |
| **Total Other Current Liabilities** | 4,403.78 |
| **Total Current Liabilities** | 27,650.39 |
| **Total Liabilities** | 27,650.39 |
| **Equity** | |
| **100000 · Owners Draw** | -36,842.52 |
| **32000 · Retained Earnings** | 7,081.03 |
| **34025 · Adjustment to retained earnings** | 11,303.91 |
| **Net Income** | 269,618.82 |
| **Total Equity** | 251,161.24 |
| **TOTAL LIABILITIES & EQUITY** | **278,811.63** |

# Bratton Construction LLC

Statement of Cash Flows

|  | For the year ended December 31, 2021 |
| --- | ---: |
| **Increase (Decrease)in Cash and Cash Equivalents** | |
| | |
| **Cash flows from operating activities** | |
| Net income | $ 269,619 |
| | |
| Depreciation expense | 2,024 |
| | |
| Changes in assets and liabilities | |
| Accounts receivable | (238,985) |
| Undeposited funds | 15,374 |
| Accounts payable | 19,524 |
| Credit card liabilities | 209 |
| Other liabilities | - |
| **Net cash provided by (used in) operating activities** | 67,765 |
| | |
| **Cash flows from investing activities:** | |
| Property, plant, and equipment | (21,242) |
| **Net cash provided by (used in) investing activities** | (21,242) |
| | |
| **Cash flows from financing activities:** | |
| Loan to shareholder | - |
| Retained earnings adjustments | 10,027 |
| Members' draws | (36,843) |
| **Net cash provided by (used in) financing activities** | (26,816) |
| | |
| **Net increase (decrease) in cash and cash equivalents** | 19,707 |
| | |
| **Cash and cash equivalents at the beginning of the period** | 9,182 |
| **Cash and cash equivalents at the end of period** | $ 28,889 |